Exhibit 99.1

GREENBROOK TMS RAISES US$1.9 MILLION IN DEBT FINANCING

October 3, 2023 – Toronto, ON – Greenbrook TMS Inc. (NASDAQ: GBNH) (“Greenbrook” or the “Company”) today announced that it has received an aggregate of US$1.9 million in unsecured subordinated debt financing from certain new investors (the “Investors”) through the issuance and sale by the Company to the Investors of US$1.9 million aggregate principal amount of unsecured subordinated convertible promissory notes (the “Subordinated Convertible Notes”).

The Subordinated Convertible Notes issued to the Investors are identical to the US$6.25 million aggregate principal amount of Subordinated Convertible Notes issued to, among others, Greybrook Health Inc. and certain affiliates of Madryn Fund Administration, LLC (“Madryn”). Accordingly, there is currently US$8.2 million aggregate principal amount of Subordinated Convertible Notes issued and outstanding.

The Subordinated Convertible Notes bear interest at a rate consistent with the Company’s credit facility with Madryn (the “Madryn Credit Facility”) and mature on March 31, 2028, or earlier in the event of a change of control, acceleration of other indebtedness or six months following repayment or refinancing of all loans under the Madryn Credit Facility (the “Madryn Loans”). The Subordinated Convertible Notes are subordinated to the Madryn Loans and to the obligations of the Company under the secured promissory note and guaranty agreement with Neuronetics, Inc.

The Subordinated Convertible Notes are convertible into common shares of the Company (“Common Shares”) at any time at the election of holders of the Subordinated Convertible Notes, or on a mandatory basis by all noteholders at the request of Madryn, at a conversion price (the “Conversion Price”) equal to the lesser of (a) 85% of the closing price per Common Share on Nasdaq or any other market as of the closing date for such Subordinated Convertible Notes (as adjusted from time to time in accordance with the note purchase agreement, the “Reference Conversion Price”), with the Reference Conversion Price in effect as of October 2, 2023 being (i) US$0.2202 for all noteholders who invested on and before September 25, 2023 and (ii) US$0.2210 for all noteholders who invested after September 25, 2023, and (b)(i) 85% of the 30-day volume weighted average trading price of the Common Shares prior to conversion, or (ii) if the Common Shares are not listed on any of Nasdaq or another trading market at the time of conversion, a per share price based equal to 85% of the fair market value per Common Share as of such date (for such purposes, determined in good faith by the Company’s board of directors, acting reasonably); provided, that, in any event, the Conversion Price shall not be lower than US$0.078. The Conversion Price is also subject to customary anti-dilution adjustments.

The proceeds of the Subordinated Convertible Notes are expected to be used by the Company for general corporate and working capital purposes. The Company is also currently considering additional near-term financing options to address its future liquidity needs.

In addition, the Company entered into an amendment to the Madryn Credit Facility to defer the September 30, 2023 interest payment due date and extend the period during which the Company’s minimum liquidity covenant is reduced from US$3,000,000 to US$300,000 to October 15, 2023.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Subordinated Convertible Notes or the Common Shares issuable upon conversion thereof (collectively, the “Securities”) in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except pursuant to an available exemption under the U.S. Securities Act and compliance with, or exemption from, applicable U.S. state securities laws.

About Greenbrook TMS Inc.

Operating through 133 Company-operated Treatment Centers (following completion of the Restructuring Plan), Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than 1.2 million treatments to over 38,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including, but not limited to, information with respect to the Subordinated Convertible Notes and the anticipated proceeds therefrom, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: macroeconomic factors such as inflation and recessionary conditions, substantial doubt regarding the Company’s ability to continue as a going concern due to recurring losses from operations; inability to increase cash flow and/or raise sufficient capital to support the Company’s operating activities and fund its cash obligations, repay indebtedness and satisfy the Company’s working capital needs and debt obligations; prolonged decline in the price of the Common Shares reducing the Company’s ability to raise capital; inability to satisfy debt covenants under the Company’s credit facility and the potential acceleration of indebtedness; including as a result of an unfavorable decision in respect of the litigation with Benjamin Klein; risks related to the ability to continue to negotiate amendments to the Company’s credit facility to prevent a default; risks relating to the Company’s ability to deliver and execute on the Restructuring Plan and the possible failure to complete the Restructuring Plan on terms acceptable to the Company or its suppliers (including Neuronetics Inc.), or at all; risks relating to maintaining an active, liquid and orderly trading market for Common Shares as a result of the Company’s potential inability to regain compliance with the Nasdaq Stock Market’s listing rules; risks relating to the Company’s ability to realize expected cost-savings and other anticipated benefits from the Restructuring Plan; risks related to the Company’s negative cash flows, liquidity and its ability to secure additional financing; increases in indebtedness levels causing a reduction in financial flexibility; inability to achieve or sustain profitability in the future; inability to secure additional financing to fund losses from operations and satisfy the Company’s debt obligations; risks relating to strategic alternatives, including restructuring or refinancing of the Company’s debt, seeking additional debt or equity capital, reducing or delaying the Company’s business activities and strategic initiatives, or selling assets, other strategic transactions and/or other measures, including obtaining bankruptcy protection, and the terms, value and timing of any transaction resulting from that process; claims made by or against the Company, which may be resolved unfavorably to us; risks relating to the Company’s dependence on Neuronetics Inc. as its exclusive supplier of TMS devices. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedarplus.ca and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.